AIM INVESTMENTS

40-33
Branch 18
811-7758

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

August 17, 2004

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc., and A I M Distributors, Inc.

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc., and A I M Distributors, Inc., one copy of **Plaintiff's Opposition to Defendants' Motion to Transfer Pursuant to 28 U.S.C. §1404(a) and Incorporated Memorandum in Support** in *Herman C. Ragan, et al. v. INVESCO Funds Group, Inc., and A I M Distributors, Inc.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

S:\srr\litigation\Ragan v INVESCO and AIM\Corr\L-081704SEC.doc
081704 (1) vxv

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF GEORGIA
DUBLIN DIVISION

HERMAN C. RAGAN, derivatively, and on behalf of himself and all others similarly situated,	)	
Plaintiff,	)	
	)	**CIVIL ACTION NO.: CV304-031**
v.	)	
INVESCO FUNDS GROUP, INC. and AIM DISTRIBUTORS, INC.,	)	
Defendants.	)	

PLAINTIFF'S OPPOSITION TO DEFENDANTS' MOTION TO TRANSFER PURSUANT TO 28 U.S.C. § 1404(a) AND INCORPORATED MEMORANDUM IN SUPPORT

COMES NOW Plaintiff Herman C. Ragan ("Plaintiff") and files this opposition to Defendants Invesco Funds Group, Inc. ("INVESCO") and AIM Distributors, Inc.'s ("AIM")(collectively, "Defendants") Motion To Transfer Pursuant to 28 U.S.C. § 1404(a) And Incorporated Memorandum In Support. In support of his opposition, Plaintiff states as follows:

I. BACKGROUND AND FACTS

Plaintiff is a resident of Eastman, Dodge County, Georgia, which is located in the Southern Judicial District of Georgia, Dublin division. See Pltfs. Compl. at ¶1 [1]; See also Plaintiff's Affidavit at ¶1, attached hereto as if incorporated fully herein as Exhibit "A." Plaintiff has brought claims against Defendant Invesco Funds Group, Inc., which is the investment advisor for a number

[1] "Pltfs. Compl. at ____" refers to Plaintiff's Complaint filed in this matter on May 6, 2004.

of registered open end investment companies that have since the year 2000 administered as many as forty-six (46) individual mutual funds. Id. at ¶2. Plaintiff has also brought claims against Defendant AIM Distributors, which is a distributor for Invesco mutual funds. Id. at ¶3. Plaintiff has continuously owned shares of Invesco Mutual Funds categorized as FIDYX, FLRFX and FHLSX since 1999. Id. at ¶12. By virtue of the rules of the National Association of Securities Dealers ("NASD"), marketing and distribution fees for mutual funds - known as 12b-1 fees - are limited to a maximum of one percent (1%) per year. Id. at ¶9. Plaintiff alleges, derivatively, and on behalf of himself and all others similarly situated, that he was improperly charged 12b-1 fees under the following circumstances: (1) while the fund was closed to new investors; and (2) and/or while members of other classes of the same mutual fund were not charged 12b-1 fees. Id. at ¶12.

As a result of the alleged improper conduct by Defendants, Plaintiff has brought the following claims, derivatively, and on behalf of all others similarly situated: (1) Fraud - Violation of Section 10(b) of the Exchange Act and Rule 10b-5; (2) Fraud - Violation of Sections 17(a)(2) and 17(a)(3) of the Securities Act; (3) Breach of Fiduciary Duty - Violation of Section 36(a) of the Investment Company Act of 1940; and (4) Controlling Person Liability. Id. at ¶¶27-42.

II. ARGUMENT

Defendant has moved the Court for transfer of venue in this matter pursuant to 28 U.S.C. § 1404(a). See Defs. Mtn. at 2. [2] Essentially, section 1404(a) operates as a forum non conveniens statute providing for transfer of venue for the convenience of parties and witnesses. See Id. ("[f]or the convenience of parties and witnesses, in the interest of justice, a district court may transfer any

2

"Defs. Mtn. at _____" refers to Defendants' Motion To Transfer Pursuant To 28 U.S.C. § 1404(a) And Incorporated Memorandum In Support" filed on or about July 16, 2004.

civil action to any other district or division where it might have been brought."). As Defendants correctly noted in their motion, a section 1404(a) motion requires the resolution of the following two issues: "(1) whether the action sought to be transferred might have been brought in the proposed transferee district; and (2) whether the transfer would be [f]or the convenience of parties and witnesses, in the interest of justice." Defs. Mtn. at 2 (citing Dove v. Massachusetts Mutual Life Insurance Co., 509 F.Supp. 248, 250 (S.D. Ga. 1981)). However, determining whether Plaintiff's claims are due to be transferred under Section 1404(a) is not as simplistic an exercise as Defendants would lead the Court to believe. There are many other considerations involved and those considerations are set forth in greater detail below.

A. Defendants Have Failed To Meet Their Burden For A Section 1404(a) Transfer Therefore, Plaintiff's Claims Are Properly Maintained Before This Court

As noted above, section 1404(a) transfer analysis requires an evidentiary showing by Defendants of **both** of the following factors: "(1) whether the action sought to be transferred might have been brought in the proposed transferee district; **and** (2) whether the transfer would be [f]or the convenience of parties and witnesses, in the interest of justice." Dove, 509 F.Supp. at 250 (emphasis added). That is, both prongs of the foregoing test must be met in order for Defendants to contend that they are entitled for a transfer of venue under section 1404(a). As set forth in greater detail below, Defendants have failed to meet either prong, and as a result their request for a transfer is due to be denied.

1. Defendants Have Not Evidenced That This Action Could Have Been Brought In The Proposed Forum

According to this Court, the phrase "'where the (the action) might have been brought' precludes transfer to a district in which venue and subject matter jurisdiction would not have been proper in the first instance." Id. (citing 15 C. Wright, A. Miller & E. Cooper, Federal Practice and Procedure, §3845 at 216 (1975)). In other words, a section 1404(a) transfer requires that "transfer can be had only to a district and division where plaintiff would have had a right, independent of the wishes of the defendant, to bring this action." Id. Here, the analysis becomes whether this action could have been properly initiated by Plaintiff in the Southern District of Texas - Defendants' proposed forum.

In Dove, in determining that venue was properly transferrable to the proposed forum (Middle District of North Carolina), this Court noted that "[i]t appears from the pleadings and affidavit on file that [Defendant] was doing business in the Middle District of North Carolina at the time Dove's original action was commenced." Id. at 251. Here, Defendants have failed to make such a showing. In his affidavit, Kevin Carome, Vice-President of AIM, attests on behalf of Defendants that, "[t]he operations of INVESCO Funds Group, Inc., the former investment advisor to the Funds, were, during 2003 and 2004, largely integrated into AIM Advisors, Inc. . . .[whose] principal offices are in the Southern District of Texas." Aff. of K. Carome at ¶3. [3] Notably however, Mr. Carome does not attest that Defendants were actually doing business in the Southern District of Texas at the time Plaintiff filed his Complaint. Id. As such, Defendants have wholly failed to submit any evidence supporting their contention that Plaintiff's claims at the time of filing claims could have been properly brought in the proposed forum. See Dove 509 F.Supp. at 251.

Moreover, in Dove, this Court found that, *inter alia*, one of the reasons to transfer the case was because none of the parties, including the plaintiff, resided in the plaintiff's selected forum. See

[3] "Aff. of K. Carome at ____ " or "Affidavit of Mr. Carome" refers to the Affidavit of Kevin Carome filed on or about July 16, 2004.

Dove 509 F.Supp. at 251 ("In considering the convenience of the parties, the court notes that none of the parties presently reside in this district. Indeed, it appears that plaintiff Dove now resides in the State of Tennessee."). Here, Plaintiff is a resident of Eastman, (Dodge County), Georgia, which is governed by this judicial district, and this Court properly has jurisdiction over him. See Pltfs. Compl. at ¶1 (alleging that he is "a resident of Eastman, Georgia, (Dodge County"); see also Exh. A (Plaintiff's Affidavit) at ¶1.

Here, Plaintiff invested in Defendants' products by responding to an advertisement placed by Defendants in a national financial magazine. See Exh. A at ¶3 (Plaintiff attesting that "[a]round the beginning of 1998, I saw an advertisement by Defendants in a financial magazine, possibly Money Magazine, soliciting investors in their mutual funds."). As a result of Plaintiff's response to Defendants' advertisement, Plaintiff "began receiving communication from Defendants at [his] residential address in Georgia regarding [his] investments with them." Id. at ¶4. The Northern District of Georgia has recognized that the presence of a defendant in a national publication is a sufficient basis upon which to confer jurisdiction and presumably, venue. See Mays v. Laurant Publishing, Ltd., 600 F.Supp. 29 (N.D. Ga. 1984). In Mays, the plaintiff sued the defendant for claims related to the defendant's alleged use of her likeness in a pornographic painting contained in a national publication known as *Oui*. Id. The defendant in Mays argued for dismissal based on a lack of jurisdiction by the court. Id. Despite the defendant's arguments, the Northern District found that jurisdiction was properly conferred on out-of-state defendant *Oui* because the defendant should "have fully expected *Oui*, a nationally published magazine, to reach Georgia citizens and consumers." Id. Similarly here, by virtue of placing an advertisement in a national magazine soliciting investment in the mutual funds made the basis of Plaintiff's Complaint, Defendants should have anticipated reaching Georgia citizens and consumers, and therefore, anticipated that they could be sued in Georgia. As such, Plaintiff urges the Court to adopt the rationale of its sister court in Mays and maintain venue.

In light of Defendants' failure to meet the necessary burden of proof under the first prong of the Dove test, Plaintiff contends that the Court's inquiry should go no further. However, if the Court is inclined to further examine Defendants' request for a transfer of venue, Plaintiff has addressed the remaining issues below.

2. Plaintiff's Filing of Class Action Claims Does Not Negate His Choice Of Venue

Defendants contend that "since plaintiff purports to bring a class action, the plaintiff's choice of forum is entitled to little or no weight in this motion." Defs. Mtn. at p. 4. In support of their proposition, Defendants cite Nelson v. AIM Advisors, 2002 WL 442189 at *5 (S.D. Ill. 2002). Plaintiff's claims here, however, are distinguishable from those in Nelson for several reasons. First, Nelson is a district court opinion generated out of the Southern District of Illinois ("the Illinois Court"), a court whose rulings are not binding on this Court, nor carry any precedential weight with this Court. Rather, Defendants' use of Nelson is persuasive at best. Second, the Illinois Court has apparently adopted the view that when a Plaintiff is seeking to bring class action claims, his/her "home forum is irrelevant." Id. at *4. This view, as best as Plaintiff is able to discern, has not been adopted by this Court or the Eleventh Circuit. As such, the decision of the Illinois court should not be a factor in the Court's decision here.

Defendants also cite Roy v. Alliance Capital Management, L.P., 2002 U.S. Dist. LEXIS 26660 at ** 10-11 (M.D. Fla. 2002) and Moghaddain v. Dunkin Donuts, Inc., 2002 U.S. Dist. LEXIS

14952 at *7F (S.D. Fla. Aug. 13, 2002) in support of their proposition that Plaintiff's choice of forum in a class action is irrelevant. Defendants' reliance on these cases is distinguishable for reasons similar to Nelson, and similarly, Plaintiff contends that those cases should not be factors in the Court's decision here.

Rather than relying on the cases cited by Defendants that have no precedential value with this Court, Plaintiff urges the Court to consider the decision of its sister court, the Northern District of Georgia, that in assessing venue pursuant to a section1404(a) motion to transfer, held: ***"Absent clear justification, courts in this district have consistently refused to override a plaintiff's choice of forum, especially where, as here, the plaintiff has brought suit in its home district."*** Thornwood Lease Plan, Inc. v. Action Ad of Tidewater, Inc., 650 F.Supp. 34, 38 (N.D. Ga. 1986 (emphasis added)). [4] As such, Defendants' motion should be denied and venue maintained here.

B. Defendants Have Not Met Their Burden Of Proving That Venue Is Substantially More Convenient In The Southern District of Texas

Plaintiff contends that in light of Defendants' failure to meet its evidentiary burden under the first prong of the Dove test, the Court's inquiry should go no further, and Defendants' motion should be denied. However, assuming *arguendo* that the Court does continue its inquiry, the remaining area of consideration becomes "whether transfer would serve the interests of justice, the convenience of the parties and the convenience of the witnesses." Dove 509 F.Supp. 251. According to this Court's decision in Dove, "[a] primary consideration under the 'interest of justice' standard is the

4

Citing MacMillan Bloedel, Inc. v. Hamric Transportation, Inc., 617 F.Supp. 447, 448 (N.D. Ga. 1985); Wheeling Corrugating Co. v. Universal Construction Co., 571 F.Supp. 487, 489 (N.D.Ga. 1983); Flowers Industries v. Bakery & Confectionary Union, 565 F.Supp. 286, 293 (N.D. Ga. 1983).

relative ease of access to sources of proof." Id. (citing Hoster v. Monogahela Steel Corp., 492 F.Supp. 1249, 1254 (W.D. Okla. 1980)).

1. Witnesses

In Exhibit A to his affidavit, Mr. Carome lists eleven (11) individuals purportedly expected to testify at the trial of this matter. See Exh. A of Aff. of K. Carome. Of those eleven (11), eight (8) reside in Houston, Texas, two (2) (Robert Baker and James Bunch) reside in Colorado, and ***most interestingly, one (1) of those individuals, (Mark Williamson), resides in Houston part of the week and Atlanta, Georgia, the remainder of the week.*** Id. (attesting that Mr. Williamson resides in Houston 3 days a week and Atlanta 2 days a week). Clearly, travel from Texas to Georgia is not as onerous and burdensome as Defendants contend, as evidenced by the fact that Mr. Williamson is able to make the commute every week. Furthermore, it is apparently not necessary to reside in Texas in order to conduct business on behalf of Defendants as evidenced by the fact that Mr. Baker and Mr. Bunch reside in Colorado and are still apparently able to conduct business on behalf of Defendants. See Id. Not only does the CEO commute from Texas to Georgia weekly, but Defendants' parent company, Amvescap, has an office located in Atlanta, Georgia. See printout from www.amvescap.com, attached hereto as if fully incorporated herein as Exhibit "B " (listing the Media Relations office of Amvescap in Atlanta, Georgia).

As to the description of the purported testimony from the individuals in Mr. Carome's affidavit listed as living in Texas, the purported subject matter of their testimony falls under the very vague descriptions of "profitability" and "distribution fees." At this stage of litigation, given the complexity and breadth of the claims brought by Plaintiff, without further discovery Plaintiff is unable to know whether the individuals listed by Mr. Carome will be essential to the trial of this matter, or whether such testimony by them would be redundant and duplicative.

Given the location of Defendants' witnesses in various locales across the United States, Plaintiff asks this Court to re-visit its articulated rationale in Aeroquip Corporation v. Deutsch Co., 887 F.Supp. 293 (S.D. Ga 1995)[5], which stated that, "the Court acknowledges the relative ease with which major corporations can transport information, materials and witnesses several thousand miles." Id. at 295 (relying on Pidcock v. Sunnyland American, Inc., 1987 WL 348873 *2 (S.D. Ga. 1987)(holding that "[b]ecause usually many records or copies thereof, are easily transported, their location is not entitled to great weight."). Seventeen years after Aeroquip and Pidcock, major corporations such as Defendants are now living in the electronic age, and the relative ease with which Defendants can now transport documents is exponentially greater. As this Court noted in Dove, "[t]he final and perhaps most important consideration, is the convenience of witnesses. By affidavit, movant demonstrates that ***all material witnesses whose testimony would be relevant to the dispute between the adverse claimants reside in the [transferee] forum.***" Dove, 509 F.Supp. at 251. Here, as Plaintiff noted in greater detail above, Defendants have simply listed "witnesses presently expected to testify at trial and the subject matter of their testimony." Aff. of K. Carome at ¶5. Defendants have not, as required under Dove, listed those individuals whose testimony would be *relevant* to the resolution of this dispute. Furthermore, even if the individuals listed in Mr. Carome's affidavit were to be considered relevant to the resolution of this matter, by Defendants'

5

The Aeroquip matter was transferred to Defendants' requested forum in California. However, for the reasons set forth infra, Plaintiff's claims here are distinguishable from those in Aeroquip - namely because Aeroquip had "no significant presence" in Georgia, including the fact that the chosen forum was "home to no party in the suit." Aeroquip, 887 F.Supp. At *2. As Plaintiffs have argued throughout this opposition, such is not the case here.

individuals do not all reside in the proposed forum.

2. Documents

As to the location of documents in this matter, Mr. Carome attests that "no pertinent records of defendants or the Funds relating to the challenged fees and services are maintained in the Southern District of Georgia. Rather, the vast bulk of those records are now lodged in the Southern District of Texas." Aff. of K. Carome at ¶7. Defendants again very artfully note that the records are "now" lodged in Texas. There is no mention of where the documents were located at the time of the filing of Plaintiff's complaint. Also, Defendants make no attestation as to the voluminosity - or lack thereof - of the records, nor of the cost or hardship in transporting these records. Presumably, this is because Defendants know that the documents necessary for review prior to class certification are not so voluminous as to prevent their transport from Texas to Georgia. Moreover, given the technical, financial nature of the claims brought by Plaintiff it is highly likely that any analysis regarding the discovery done prior to class certification will require review and interpretation by an expert. Defendants have not attested that an expert retained to review the class certification documents would reside in Texas, nor that Defendants would be unable to transport documents to him/her for review in preparation for their defense of class certification

The Northern District of Georgia found that under section 1404(a) in order to justify a transfer, "the moving party 'must demonstrate ***that the balance of convenience and justice weighs heavily in favor of the transfer***." Thornwood Lease Plan v. Action Ad, 650 F. Supp. at 38 (emphasis added) (citing A.L.Williams & Assoc. v. D.R. Richardons & Assoc., 98 F.R.D. 748, 754 (N.D.Ga. 1983)). Accordingly, in analyzing a motion to transfer under section 1404(a), the court "must consider whether a transfer would make it ***substantially more convenient*** for the parties to produce evidence and witnesses." Id. (emphasis added)(citing Koehring Co. v. Hyde Construction Co., 324 F.2d 295, 296 (5th Cir. 1963)). Here, Defendants' proffered evidentiary submission is not sufficient to meet its burden that venue in the Southern District of Texas is ***substantially more convenient***, as shown by the following: (1) Plaintiff resides in this forum; (2) the Chief Executive Officer of Defendant AIM resides in Georgia - whose testimony will undoubtedly be necessary at trial; and (3) several of Defendants' proposed "necessary" witnesses live outside of the suggested forum.

In light of the foregoing, Plaintiff urges this Court to adopt the reasoning of its sister court, the Northern District of Georgia, which, when ruling on similar circumstances, held that "defendants have failed to satisfy the burden of justifying a transfer. To be sure, as defendants point out, certain potential witnesses and relevant documents are located in the alternative forum. But there are also witnesses and relevant documents in [this] area." Thornwood, 650 F. Supp. at 38.

C. In the Alternative, Plaintiff Request The Opportunity To Conduct Discovery Limited To The Issue Of Venue

As set forth in greater detail above, Plaintiff contends that this Court should deny Defendants' Motion to Transfer Venue. However, in the event the Court does not deny Defendants' Motion, Plaintiff requests the opportunity to conduct limited discovery on the issue of venue. Such discovery is appropriate under the circumstances. See McNair v. Monsanto Co, 279 F.Supp. 1290, 1295 (M.D. Ga. 2003)(Court deferred motions to transfer venue until after discovery was conducted on the issue); See also In re Chicken Antitrust Litigation, 407 F.Supp. 1285, 1290 (N.D. Ga. 1975)(same).

III. CONCLUSION

Plaintiff respectfully requests that the Court deny Defendants' Motion to Transfer Venue, or, in the alternative, allow Plaintiff to conduct limited discovery related to the propriety of venue before ruling.

Respectfully submitted,

John C. Bell, Jr.
Georgia State Bar No. 048600
Leroy W. Brigham
Georgia State Bar No. 081698
Bell & James
945 Broad Street, 3rd Floor
P.O. Box 1547
Augusta, Georgia 30903-1547

K. Stephen Jackson
K. STEPHEN JACKSON, P.C.
Black Diamond Building
2229 First Avenue North
Birmingham, Alabama 35203

Andrew P. Campbell
Wendy T. Tunstill
CAMPBELL, WALLER & POER, LLC
2100-A SouthBridge Parkway, Suite 450
Birmingham, Alabama 35209

COUNSEL FOR PLAINTIFF

PLAINTIFF REQUESTS ORAL ARGUMENT ON THIS MATTER

Exhibit A

IN THE UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF GEORGIA
DUBLIN DIVISION

HERMAN C. RAGAN, derivatively, and on behalf of himself and all others similarly situated,	)	
Plaintiffs,	)	**Complaint-Class Action**
V.	)	**No.: 3:04cv00031**
INVESCO FUNDS GROUP, and AIM DISTRIBUTORS, INC.,	)	
Defendants.	)	

AFFIDAVIT OF HERMAN C. RAGAN

Before me, the undersigned authority, personally appeared Herman C. Ragan, who, after being first duly sworn by me, deposes and states that he has personal knowledge of the following:

1. At all time relevant to these proceedings my address has been 5115 Forest Lake Road, Eastman, Dodge County, Georgia.

2. Around the beginning of 1998, I saw an advertisement by Defendants in a financial magazine, possibly Money Magazine, soliciting investors in their mutual funds. I wrote to the address listed in the advertisement for additional information. Upon receipt of additional information from Defendants, I invested in certain mutual funds offered by them, which were known as FIDYX, FLRFX and FHLSX.

3. To my understanding, the magazine was a national publication.

4. As a result of my response to Defendants' advertisement, I began receiving communication from Defendants at my residential address in Georgia regarding my investments with them.

FURTHER AFFIANT SAITH NOT.

Herman C. Ragan
AFFIANT

STATE OF Georgia)
COUNTY OF Dodge)

SWORN TO AND SUBSCRIBED before me this 9th day of August, 2004.

KATHY PURVIS NOTARY PUBLIC

Notary Public
Commission expires: ____________

Exhibit B

AMVESCAP

Helping people worldwide build their financial security

Corporate Headquarters

AMVESCAP PLC
30 Finsbury Square
London EC2A 1AG
United Kingdom
44-207-638-0731
www.amvescap.com

Executive Chairman

Charles W. Brady

Funds Under Management

$billions


357.4
402.6
397.9
332.6
370.6
1999
2000
2001
2002
2003

Market Capitalization

£billions


4.9
11.2
8.2
3.1
3.4
1999
2000
2001
2002
2003

Diluted EPS

pence


32.7
54.7
40.0
27.2
23.2
1999
2000
2001
2002
2003

FOR MORE INFORMATION:

Investor Relations

Michael Perman
Company Secretary
AMVESCAP PLC
30 Finsbury Square
London EC2A 1 AG
United Kingdom

About AMVESCAP

Fact Sheet

Our Business*

As one of the largest independent global investment managers, AMVESCAP is dedicated to helping people worldwide build their financial security. Operating principally through the AIM, INVESCO, and Atlantic Trust brands, AMVESCAP strives to deliver outstanding investment performance and service across a full range of investment products. With 6,764 employees, offices in 18 countries, and $371.8 billion (£205.4 billion) of assets under management, AMVESCAP has a significant presence in the institutional and retail segments of the investment management industry in North America, Europe, and Asia-Pacific. AMVESCAP services clients around the world. We have securities listed on the London, New York, Paris, and Toronto stock exchanges with the symbol "AVZ." Beneficial ownership of AMVESCAP's Ordinary Shares is estimated to be held approximately 52% in the United Kingdom, 33% in the United States, and 6% in continental Europe. AMVESCAP is organized into four operating groups:

AIM Division

The AIM division manages and distributes mutual funds and related products to retail and institutional investors primarily within North America. The group's two business units—Houston-based AIM Investments and Toronto-based AIM Trimark Investments—strive for as much diversification as possible, offering a range of equity and fixed income products across a broad spectrum of investment styles, asset classes, and regions. The broad range of investment styles offered by these units includes aggressive growth, growth, capital appreciation, and fixed income.

INVESCO Division

INVESCO manages investment products that span a wide range of asset classes from fixed income to value, core, and growth equities to alternative investments such as real estate and private capital. Products are marketed worldwide to both individual and institutional clients, distributed through a variety of channels, and serviced by professionals based throughout North America, Europe, and Asia.

AMVESCAP Retirement

AMVESCAP Retirement gathers assets for AMVESCAP primarily by developing, marketing, managing, and providing administrative and related services to defined contribution plans, such as 401(k) plans, and related retirement plans worldwide.

Atlantic Trust Private Wealth Management

The Private Wealth Management division provides personalized and sophisticated wealth management services for high net worth individuals and their families

Search the Sit

>

For a printable c sheet, please cli

Certain documer site require Acro Download here.

44-207-638-0731
email: michael.perman@
amvescap.com

Media Relations
Bill Hensel
Director, Media Relations
1315 Peachtree Street, NE

Atlanta, Georgia 30309
USA
404-479-2886
email: bill_hensel@
amvescap.com

Annual Financial Summary

The following table depicts AMVESCAP's annual revenues, net income, and assets under management (AUM) in dollars and pounds for the last five years:

Year	Revenue		Earnings**		AUM	
	m ($)	m (£)	m ($)	m (£)	bn ($)	bn (£)
2003	2,061.4	1,158.1	481.1	270.3	370.6	208.2
2002	2,165.9	1,345.3	516.6	320.9	332.6	206.6
2001	2,348.7	1,619.8	693.0	477.9	397.9	274.4
2000	2,426.8	1,628.7	826.2	554.4	402.6	270 2
1999	1,737.3	1,072.4	518.1	319.8	357.4	220.6

** *Profit before tax, goodwill amortization, and exceptional item.*

**All information as of June 30, 2004.*

Back To Top ▲

CERTIFICATE OF SERVICE

I hereby certify that a copy of the foregoing **PLAINTIFF'S OPPOSITION TO DEFENDANTS' MOTION TO TRANSFER PURSUANT TO 28 U.S.C. § 1404(a) AND INCORPORATED MEMORANDUM IN SUPPORT,** has been served upon opposing counsel by depositing same in the United States mail with proper postage affixed thereto and addressed as follows:

Thomas W. Tucker, Esquire
Tucker, Everitt, Long, Brewton & Lanier
P. O. Box 2426
Augusta, GA 30903

Daniel A. Pollack, Esquire
Edward T. McDermott, Esquire
Anthony Zaccaria, Esqsuire
Pollack & Kaminsky
114 West 47th Street
New York, NY 10036

This 13th day of August, 2004.

Leroy W. Brigham
Counsel for Plaintiff